                                                                    EXHIBIT 12.1


                          American Classic Voyages Co.
             Computation of Ratio of Earnings to Fixed Charges and
                    the Ratio of Earnings to Combined Fixed
                                  Charges and
              Preferred and Preference Stock Dividend Requirements
                             (Dollars in Thousands)

                                                                                                       Nine Months
                                                              Year Ended December 31,              Ended September 30,
                                                 1994       1995       1996      1997      1998    1998 (c)  1999 (c)
                                                 ----       ----       ----      ----      ----    --------  --------
Earnings:
  Income (loss) from continuing operations
  before income taxes                          ($2,434)  ($15,979)  ($25,935)   $4,049     $264    ($2,224)  ($2,867)

Adjustments
  Minority interest in losses of subsidiary    (1,332)    (2,558)       -          -        -         -          -
  Fixed charges, as below                       2,274      8,237       8,391     7,265     6,917     5,210     5,086
  Interest capatilized                         (1,200)    (2,247)       -          -        -         -         (478)
                                               ----------------------------------------------------------------------
Earnings as adjusted                           ($2,692)  ($12,547)  ($17,544)  $11,314    $7,181    $2,986    $1,741
                                               ======================================================================

Fixed charges:
  Interest on indebtedness, expensed
    or capitalized                              $1,917     $7,955     $8,111    $6,963    $6,639    $5,002    $4,854
  Portion of rent expense representative
    of the interest factor (a)                   357        282        280        302      278       208        232
                                                ---------------------------------------------------------------------
Total fixed charges                             $2,274     $8,237     $8,391    $7,265    $6,917    $5,210    $5,086

Ratio of earnings to fixed charges (b)            *          *          *        1.56      1.04       *          *
                                                ====================================================================

(a) Represents one-third of rent expense, which management believes to be representative of the interest portion of rent expense.

(b) The ratio of earnings to combined fixed charges and preferred and preference stock dividend requirements for the periods presented is the same as the ratio of earnings to fixed charges since American Classic Voyages Co. has no outstanding preferred stock or preference stock and, therefore, no dividend requirements.

(c) Because of the seasonal nature of American Classic Voyages Co.'s business, the ratio for the nine month period may not necessarily be indicative of the ratio that will result for the full year.

* Earnings were not adequate in 1994, 1995, 1996 and for the nine months ended September 30, 1998 and 1999 to cover combined fixed charges, of which the coverage deficiency was $4,966, $20,784, $25,935, $2,224 and $3,345, respectively.